

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/400th interest in a share of 6.00% Non-Cumulative Preferred Stock, Series EE of JPMORGAN CHASE & CO. under the Exchange Act of 1934.

Sincerely,